Exhibit 15.6

April 29, 2021

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously the principal accountant for PetroChina Company Limited (the “Company”) and, under the date of April 29, 2021, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2020 and 2019 and the effectiveness of internal control over financial reporting as of December 31, 2020. On March 25, 2021, we were notified that the Company’s board of the directors, as recommended by the audit committee of the Company, resolved to propose to the shareholders of the Company at the annual general meeting of the Company to be held on June 10, 2021 (the “AGM”) to approve the appointment of PricewaterhouseCoopers Zhong Tian LLP as its principal accountant for the year ending December 31, 2021 and that the auditor-client relationship with KPMG Huazhen LLP would cease upon completion of the audit of the Company’s consolidated financial statements as of and for the year ended December 31, 2020, and the effectiveness of internal control over financial reporting as of December 31, 2020, and the issuance of our reports thereon. On April 29, 2021, we completed our audit and the audit-client relationship ceased.

We have read the Company’s statements included under Item 16F of its Form 20-F dated April 29, 2021, and we agree with such statements, except for that we are not in a position to agree or disagree with the Company’s statement of the reason for changing its principal accountant and we are unable to agree or disagree with the Company’s statements regarding PricewaterhouseCoopers Zhong Tian LLP.

Very truly yours,

/s/ KPMG Huazhen LLP